Mail Stop 4561

May 20, 2009

Karl F. Lopker, Chief Executive Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
Via facsimile: (805) 566-4542

> **Re:** **QAD Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2009**
> **File No. 000-22823**

Dear Mr. Lopker:

      We have completed our review of your revised filing and have no further comments at this time.

      Sincerely,

      Barbara C. Jacobs
      Assistant Director